PEARLMAN SCHNEIDER LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431-7307

Telephone

James M. Schneider, Esq.

(561) 362-9595

Charles B. Pearlman, Esq.

Facsimile

Brian A. Pearlman, Esq.

(561) 362-9612

April 12, 2013

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Bright Mountain Holdings, Inc.

Amendment No. 2 to Form 10

Filed March 20, 2013

File No. 000-54887

Ladies and Gentlemen:

On behalf of Bright Mountain Holdings, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated April 2, 2013. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

Item 1.  Business

Organization and Nature of Operations, page 1

Comment 1.

We note that you did not elect to opt in to Section 107 and therefore, will not delay the adoption of certain accounting standards applicable to public companies.  Since you have elected to opt out of Section 107, as previously requested, please include a statement that the election is irrevocable.

Response:

In response to Item 1, it was not the intention of Registrant to opt out of Section 107 and the election to opt out was made in error. We have revised the text to provide that the Company will opt in. A risk factor has been added pursuant to your Comment 3 in your comment letter dated February 27, 2013. A statement has also been added to our critical accounting policy disclosure.

United States Securities and Exchange Commission

April 12, 2013

Worldwide Internet Usage, page 1

Comment 2.

We note your response to prior comment 4 that you have deleted the hyperlinks.  However, we note that you refer to a URL in your footnote 1.  Please clarify.

Response:

We have deleted footnote 1 and modified the text before the chart.

Revenue Sources, page 5

Comment 3.

Please revise your description of your advertising revenue to describe:

•

The percentage of advertising revenue you have received and who received the percentage of advertising revenue you did not receive; and

•

The relationship you have with the “several ad suppliers” you reference, including a description of the services the ad suppliers provide to you.

Please also file as exhibits any agreements you have in place with the ad suppliers referenced.

Response:

In response to Comment 3, we have clarified who received the percentage of advertising revenue we did not receive and revised the description of the relationship with the two ad suppliers. Copies of the agreements are included as exhibits.

Comment 4.

Please revise your description of the revenue derived from your shopping section to describe:

•

The relationship you have with the third-party fulfillment center you reference, including any fees paid or revenue sharing agreements you may have;

•

A quantified description of the extent to which your over 1,600 products for sale are products which are held in inventory by you and the extent to which products are sold through the third-party fulfillment center.

Please also file as exhibits any agreements governing your relationship with the third-party fulfillment center.

Response:

In response to Comment 4, we have revised the “Shopping” section and include as exhibits two agreements with Drop Shippers.

United States Securities and Exchange Commission

April 12, 2013

Comment 5.

We note your statements on page 5 that there is no charge to search the resumes listed on your website and your statement that employers or recruiters can access your “large database” for $299 per month.  Please clarify.  Please also file as exhibits any agreements governing your relationship with the third party through which you have acquired the resumes listed on your website.  Also describe your relationship to this third party.

Response:

In response to Comment 5, we have revised the “Jobs” section and include as an exhibit an agreement with Active Hire.

Comment 6.

Please clarify who pays the fees you charge for the distribution of the coupons and describe any agreements you may have with these entities.

Response:

In response to Comment 6, we have clarified who pays the fees and described the agreement with Coupons.com.

Results of Operations

For the year ended December 31, 2012 compared to the year ended December 31, 2011

Revenue, page 15

Comment 7.

Please revise to describe in quantitative terms which products resulted in the increase in revenues.

Response:

In response to Comment 7, we have revised the text to describe in quantitative terms which products resulted in the increase in revenues.

On behalf of the Company, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

/s/ Charles B. Pearlman

Charles B. Pearlman